Response Biomedical Corporation Receives Notice of Allowance from
United States Patent and Trademark Office

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, January 31, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) announced today that the United States Patent and Trademark Office (USPTO) has issued a Notice of Allowance for the patent, entitled “Sensitive Immunochromatographic Assay”. This patent covers key aspects of Response Biomedical’s lateral flow immunoassays with the RAMP® point-of-care testing platform. The RAMP platform provides highly sensitive and reliable results, typically in less than 15 minutes.

“The Fong Patent is a very important component of our intellectual property in the immunoassay space,” said Bill Radvak, President and CEO. “The importance of the RAMP system is that our method of quantitative measurement allows near laboratory analytical performance in a point-of-care environment, thus allowing the clinician to make a critical and immediate diagnosis.”

This patent has also been issued in Australia and is pending in Europe, China, Japan, Hong Kong and Canada.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure. The Company recently filed a submission with the US FDA for market clearance for its NT-proBNP test, expected to be on the US market in 2007. Sales have already commenced in Europe.

The Company also recently announced a strategic alliance with 3M Company to commercialize rapid infectious disease tests. Clinical trials for Staphylococcus aureus and Influenza A/B are now underway, with commercialization expected in 2007.

In the non-clinical market RAMP tests are currently provided for the environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

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Note on Forward Looking Statements
Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: 646-378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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